ANIMAS RESOURCES LTD.

(Formerly Deal Capital Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Background

This management’s discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at November 10, 2008 and should be read in conjunction with the unaudited consolidated financial statements and the related notes for the period ended September 30, 2008 and the audited consolidated financial statements for the period ended December 31, 2007, where necessary. Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar figures included therein and in the following MD&A are quoted in Canadian dollars unless stated otherwise. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

Animas Resources Ltd. (formerly Deal Capital Ltd.) (the “Company”) was a capital pool company (“CPC”) under the rules of TSX Venture Exchange (the “Exchange”) and its stock was listed and began trading on the Exchange on December 14, 2006 under the symbol “DCP.P”.

On July 13, 2007, the Company received the final approval from the Exchange for its Qualifying Transaction (“QT”) to acquire 100% interest of First Silver Reserve, S.A. de C.V. (“First Silver”) and Recursos Escondidos, S.A. de C.V. (“Recursos”) from MetalQuest Minerals Inc. (“MQ”) and 100% interest of Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) from Sonora Copper LLC (“SCLLC”), private placements of $6.2 million and the name change. The Company began trading under its current name and trading symbol “ANI” as of July 16, 2007.

First Silver, Recursos and Chuqui collectively own a significant portion of Santa Gertrudis gold deposit in Mexico.

On June 5, 2008, the Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008.  It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares.  The Rights Plan will expire on June 5, 2011, unless extended upon reconfirmation by shareholders at its annual general meeting at that time.  Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Effective September 9, 2008, Dr. Hugh Miller joined the Company’s Board of Directors.

The Santa Gertrudis Property (“SG Property”)

The SG Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986.  Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million.  Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon.  From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne [References: NI43-101 report by R.R. Kern and R.A. Sibthorpe dated June 5, 2007 and NI43-101 report by C. Stewart Wallis dated May 15, 2007]. The Company has re-consolidated these concessions, which allows for a district-wide exploration program.  Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and recently staked ground to the west, northwest and southeast of the SG Property’s historic workings.  The Amelia Mine had historically produced over 1 million tonnes at 2.88g Au/tonne [Reference: NI43-101 report by C. Stewart Wallis dated May 15, 2007].

The Company has re-consolidated the Santa Teresa District’s SG Property and prospects within a 624 square kilometer land holding by owning the concessions directly, or earn-in options.

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant and include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions.  These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards but are reported here for historical purposes only. One of the Company’s goals was to test these historic resources to establish NI 43-101 compliant resources in the future.

In addition to verifying near-surface oxide mineralization, the Company’s exploration team will test the economic potential in the SG Property’s numerous known near surface sulfide and oxide occurrence, which were ignored during the open pit, heap leach operations from 1991 to 2000, as well as investigating potential for large mineralization centers and structures that contain Carlin-like mineralization throughout the entire SG Property.  There is also excellent potential for additional shallow gold deposits both adjacent to known oxide gold occurrences and under shallow gravel cover throughout the SG Property.

The Company has recovered from old archives over 1,300 drill hole reports complete with assays and geology, a wide range of geophysical data including IP, airborne EM, radiometrics, magnetics, and Aster imagery, an impressive inventory of Auto Cad drawings, and a wealth of Datamine files. This large amount of data is very useful in identifying the Company’s new drill targets to test for possible extensions of the resource base.

Through its Mexican company Chuqui, the Company has also secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.

On October 10, 2007, the Company engaged Major Drilling of Mexico to commence a 10,000-meter drilling campaign beginning in mid-2008 to test the extensions of near-surface known-mineralization, higher-ranked near-surface targets under gravel cover, targets identified by the in-depth review of existing data sets and focused geophysical surveys, and targets developed between known resource occurrences.  Major Drilling of Mexico is a subsidiary of Major Drilling Group International.

In December 2007, the Company identified six high-quality areas within the main SG Property for drill testing by consolidating several past operators’ data into a modern GIS data base system and through extensive field work.  In January 2008, a Geophysical Special Projects (GSP) group was formed to assist with the current exploration program at the SG Property, focusing on analysis of the extensive geophysical database acquired from the previous operations in the Santa Gertrudis area and to begin new, target-specific, ground geophysical operations to assist the geological team with further drill target delineation.

On May 8, 2008, the Company provided an update on project development activities in the Santa Teresa mining district, indicating that it completed the phase one targeting work in preparation for the first phase of drilling. A phase one 10,000-meter drilling program began in late June with a drill rig that has the capability of both reverse circulating and core drilling.  The sampling and assaying QA / QC program is in place and the Company is in the process of making its own local assay standards derived from Santa Gertrudis materials.

On June 18, 2008, the Company announced the initial drill targets.  The primary focus of this initial drilling was concentrated on the testing of indicated offsets of known historical mineralization (along strike and down-dip) and on the verification of indicated resources from the historical data. The remaining footage of the phase one drilling program was allocated to drill targets that were developed as part of the ongoing in-depth data review.

On October 29, 2008, the Company announced that it had completed 22 diamond core drill holes and three reverse circulation drill holes for a total of 5,691 meters on six separate project areas. After results from this round of drilling are complete and integrated into the Company’s program, additional drilling is planned to focus on the discovery of larger gold deposits.  The Company’s geophysical team has also completed at total of 135.2 line kilometers of ground electrical surveys (IP / Resistivity).  Additionally, two and three-dimensional remolding of these surveys, combined with existing magnetic surveys, is being plotted along geologic cross sections.

The Company has experienced unacceptable delays in receiving assays from the over worked preparation lab in Hermosillo, Mexico, and the analytical lab. Seven weeks ago, beginning with the eighth hole (number BE02), the Company began sending all drill samples to a lab in Tucson and the assay results appear to be arriving on schedule.  The Company has now begun receiving assays from several different project areas.  Once the Company has a complete set of drill holes for a particular project area they will be released in context with one another and in context with the target(s) in that project area. The Company expects to begin releasing this information shortly.

For further discussion on the update of the exploration program in the Santa Teresa mining district, see October 29, 2008 news release on the Company’s website or on www.sedar.com.

The Company has completed the conversion of a majority of the voluminous data sets from past mining operations at Santa Gertrudis, and transferred the recovered data in digital format to Mine Development Associates (MDA) of Reno, Nevada. MDA will continue their data verification and take the lead in writing the new NI 43-101 compliant resource report that will include new drilling information that is available at the time of the report.

With the recent financial crisis around the globe, the Company’s primary goal is to conserve cash and as a result, it is implementing cost cutting and cash conservation programs to wisely plan for success with resources the Company currently has.  The initial drilling program is complete and the coming months will focus on understanding the drill assay data and identifying large target areas with continued mapping, using its existing databases, and advancing the historic modeling and reports. The Company will follow this with a second drill program that is part of the current budget.

Dr. Roger C. Steininger is the Company’s qualified person and all technical information in this MD&A has been reviewed by Dr. Steininger.

SG Property payments

As part of the acquisition of Chuqui, the Company has an option agreement with Lopez-Limon to purchase ten mineral claims in the SG Property for a total of US$2,000,000 over the next four years. US$200,000 has been paid as at September 30, 2008.

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property by paying US$350,000 in cash and US$600,000 in common shares of the Company over the next 5 years. US$50,000 was paid in cash and US$45,000 was issued in common shares as at September 30, 2008.

On August 13, 2007, the Company also signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$20,000 had been paid in cash as at September 30, 2008.  Subsequently, another US$20,000 was paid in cash.

MQ, the vendor of First Silver and Recursos, had granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC could earn up to a 70% interest in certain mineral claims contiguous to the SG Property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase San Enrique and Greta properties from MQ.  On November 27, 2007, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence.  On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at a value of $1.44 per share.

As a covenant with and lien on the SG Property, when the SG Property goes into production, the Company was subject to certain Net Smelter Royalty arrangements ranging from 1% to 2% and royalties of US$0.10 per ton until a maximum of US$2,000,000 is reached. The Company purchased all of these Net Smelter Royalty arrangements by paying $87,500 cash in 2007 and issuing 50,000 common shares at value of$1.25 per share on January 10, 2008.  With these purchases, there are no remaining royalties on the SG Property.

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district.  These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations.  The total option payments include US$422,000 in cash and US$228,000 in common shares of the Company. Subsequent to the period end, US$165,000 cash was paid and 217,000 common shares were issued at $1.11 per share.

As of September 30, 2008 the Company had incurred total cumulative expenditures of $9,473,275 for acquisition and exploration of the SG Property.

	September 30 2008	December 31 2007
Acquisition costs	$ 5,407,041	$ 5,407,041
Annual mining taxes	301,530	63,740
Assaying	46,690	-
Camp and general	444,209	72,236
Drilling	363,389	-
Environmental costs	2,409	2,409
Field costs	15,406	806
Foreign value added tax credit	297,993	147,848
Geology	435,625	52,874
Geophysical	434,813	95,058
Metallurgical consulting	5,646	-
Net Smelter Royalty payment	150,000	87,500
Office and administrative	130,419	117,538
Option payments	776,771	208,501
Resources calculation	63,031	8,223
Surface access fees	34,066	-
Travel	201,243	33,738
Wages	362,994	110,954
	$9,473,275	$6,408,466
(1) This includes costs allocated on completion of the QT of $5,159,649 and expenses directly related to the transaction of $247,392.

The Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico.  The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

The Bacanuchi covered porphyry copper targets (295 sq kilometers) are located in northern Sonora, Mexico roughly in the middle of the Cananea-Nacazari copper trend.  Defined by geophysics, these covered areas are adjacent to impressive color anomalies caused by hydrothermal alteration and oxidation of sulfide minerals exposed to surface weathering.

A comprehensive review of the geophysical data set by Chris S. Ludwig, geophysical consultant of Denver, Colorado, and in-field geological mapping by Dr. Dennis Cox and his team revealed five specific areas of potential geophysical anomalous responses.  While largely covered by post-mineral gravel and volcanic cover, two areas have mineralization and alteration indicative of porphyry copper mineralization.  These targets lie within the same productive batholithic rocks that host the Cananea and the Maria producing copper mines. The principle targets are well-defined magnetic “low” features which could well represent the hydrothermal destruction of magnetic minerals.  The property is located 25 km northeast from the Company’s Santa Teresa District and 35 km south of Cananea, a world-class porphyry copper deposit located 40 km south of the US/Mexico border.

While it should be an inexpensive program to test for direct porphyry copper mineralization within the areas outlined, the Company intends to look for a partner to explore the Bacanuchi targets and earn-in on the project.

As of September 30, 2008, the Company had incurred a total of $265,089 for acquisition and exploration of the Bacanuchi property.

	September 30 2008	December 31 2008
Camp and general	$ 500	$ -
Geology	23,505	-
Geophysical	997	-
Mining property payments	13,387	13,387
Office and administrative	461	-
Option payments	210,673	10,673
Staking	12,060	-
Travel	3,506	-
	$ 265,089	$ 24,060

Selected Financial Information

	Five months ended December 31 2007	Year ended July 31 2007	From incorporation on June 29, 2006 to July 31 2006
Total revenues	$0	$0	$0
General and administrative expenses	$278,438	$204,591	$1,870
Loss for the period	($109,613)	($182,488)	($1,870)
Loss per share	($0.01)	($0.06)	($0.00)
Total assets	13,578,626	10,899,729	100,084
Total long-term financial liabilities	$982,000	$1,059,100	$0
Cash dividends declared – per share	N/A	N/A	N/A

RESULTS OF OPERATIONS

For the nine months ended September 30, 2008 compared to the nine months ended October 31, 2007

During the nine months ended September 30, 2008, the Company incurred losses of $1,005,527 ($0.04 loss per share) compared to a net loss of $197,893 ($0.02 loss per share) for the nine months ended October 31, 2007.

During the nine months ended September 30, 2008, the Company incurred $1,055,162 in general and administrative expenses (2007 - $269,425), of which $469,067 relates to non-cash stock-based compensation for options vested during the period (2007 - $Nil).  Excluding the non-cash item, the Company’s general and administrative expenses amounted to $586,095 for 2008.

Between February 2007 and June 2007, the Company was still actively looking to complete its QT.  The Company completed its QT in early July 2007. As a result, the Company’s $269,425 in general and administrative expenses in 2007 related to only four months of a public company’s operations, with the majority of the expenses being spent on filing fees ($35,607), office expenses ($65,222), professional fees ($54,227) and wages ($23,430).

On the other hand, the cash portion of the general and administrative expenses in 2008 ($586,095) was for the operation of a public company with three Mexican subsidiaries for nine months.  The Company has been very active in its operations, including having offices in Vancouver and Hermosillo, Mexico.  During the nine months ended October 31, 2007, the Company incurred office expense of $150,021, professional fees of $162,162, transfer agent fees of $22,723, management and consulting fees of $33,683 and other day-to-day operating expenses.

In addition, the Company spent a total of $48,881 in corporate development and $110,894 in shareholders communication, updating the shareholders and potential investors on the activities of the Company. The Company is committed to pay certain amounts for corporate development work until July 5, 2009 – see “Cash Flows, Liquidity and Capital Resources” section.

The Company had interest income of $149,237 during the nine months ended September 30, 2008 (2007 - $69,713) by investing funds from private placements in guaranteed income certificates issued by a Canadian chartered bank. The Company also had a foreign exchange loss of $99,602, the majority of which related to the valuation of amounts owed to MQ as of September 30, 2008.

For the three months ended September 30, 2008 compared to the three months ended October 31, 2007

During the three months ended September 30, 2008, the Company incurred losses of $274,693 ($0.01 loss per share) compared to a net loss of $73,839 ($0.00 loss per share) for the three months ended October 31, 2007.

During the three months ended September 30, 2008, the Company incurred $233,849 in general and administrative expenses, of which $43,935 relates to non-cash stock-based compensation for options vested during the period. Excluding the non-cash item, the Company’s general and administrative expenses amounted to $189,914, compared to the three months ended October 31, 2007’s $123,268, an increase of $66,646.

As a result of increased activity during fiscal 2008, the Company incurred more office expense ($50,985 vs 2007’s $43,610), professional fees ($50,713 vs 2007’s $29,452), management and consulting fees ($10,937 vs 2007’s $8,510) and other day-to-day operating expenses.  In addition, the Company spent more on corporate development ($18,851 vs 2007’s $15,237) and shareholders communication ($37,372 vs 2007’s $15,007), updating the shareholders and potential investors on the activities of the Company.

The Company had interest income of $41,535 during the three months ended September 30, 2008 (2007 - $49,894) by investing funds from private placements in guaranteed income certificates issued by a Canadian chartered bank.

Cash Flows, Liquidity and Capital Resources

The Company’s working capital as at September 30, 2008 was $4,988,043 (December 31, 2007 - $6,543,518).  Cash totaled $5,302,081 as at September 30, 2008, a decrease of $1,327,127 from $6,629,208 as at December 31, 2007.

The Company received a net of $1,528,220 from the exercise of agent’s and finder’s options, stock options and warrants and used $309,383 in its operating activities, including changes in working capital.  In addition, the Company spent $2,522,730 on the SG and Bacanuchi mineral properties and $23,234 to purchase equipment.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates.  On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MQ in shares and issued 153,295 common shares valued at $1.66 per share to MQ for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.  As at September 30, 2008, the second anniversary payment of US$500,000 payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due with one year, classified as non-current.

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2008 to July 5, 2009.

As of the date of this MD&A, the Company has no other outstanding commitments.  The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly.  The Company’s current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

The following is a comparison of the actual expenditures made since the completion of the QT in early July 2007 to the planned expenditures outlined in the filing statement dated May 30, 2007.

	Estimated at the time of QT	Actual for one month ending July 31 2007	Actual for five months ending December 31, 2007	Actual for nine months ending Sepember 30, 2008	Actual to-date ending Sepember 30, 2008
Costs to complete the QT and the private placements (1)	$ 620,000	$ 298,804	$$0	$0	$ 298,804
Acquisition and exploration on the SG Property (2)	3,688,680	861,088	704,735	2,914,664	4,480,487
General and administrative expenses (3)	497,600	84,130	278,438	581,256	943,824
Additional acquisitions (4)	250,000	24,060	$0	241,029	265,089
Payment due pursuant to the SG Property acquisition (5)	590,000	$0	$0	509,475	509,475
Unallocated	824,720	$0	$0	$0	$0
Total	$6,471,000	$1,268,082	$983,173	$4,246,424	$6,497,679

Notes:

1. The costs in the filing statement included the commissions paid to the agent. $227,500 agent’s fee was paid in common shares and agent’s warrants instead of cash.

2. Acquisition costs of the SG Property in the filing statement included US$650,000 payment to MQ ($712,245 was paid upon the closing of the QT) and option payments to Lopez-Limon for US$50,000 ($53,097 was paid in July 2007), US$75,000 ($79,650 was paid in December 2007) and US$75,000 by June 1, 2008.

During the five months ended December 31, 2007, the Company:

•

entered into two option agreements to purchase several mineral claims in the SG Property by paying $47,790 in cash and issuing $20,000 in common shares.  More option payments will be made in cash and in common shares during the next five years totaling US$1,105,000.

•

Purchased all the net smelter royalties by paying $87,500 cash.  Subsequently, 50,000 common shares were issued at a value of $1.25 per share.

•

completed a non-brokered private placement for gross proceed of $2,500,000.  The proceeds are to be used for acquisition payments, general corporate purposes and drilling at the SG Property.

During the nine months ended September 30, 2008, the Company:

•

Purchased the San Enrique and Greta properties by issuing 307,429 common shares at $1.44 per share.

•

Issued 50,000 common shares at a value of $1.25 per share to purchase the net smelter royalties.

•

Made the June 2008 US$75,000 option payment to Lopez-Limon ($73,419).

•

Made the July 2008 US$50,000 option payment to Don Victor by paying US$25,000 in cash and issuing 17,837 common shares at $1.41 per share.

•

Began drilling in June of 2008.

3. The general and administrative expenses in the filing statement are for a 12-month period.  The actual amounts are cash-based expenses.  During the fifteen-month period ending September 30, 2008, the general and administrative expenses exceeded the filing statement’s estimate as a result of more negotiations having taken place during the period, for example, acquiring the San Enrique and Greta properties as well as purchasing the net smelter royalties.  The Company continues to monitor its cash flow to ensure its exploration efforts and general and administrative expenses are adjusted accordingly with the market conditions.

4. The Company incurred $24,060 for the acquisition of Bacanuchi property during the month ended July 31, 2007 and added an additional $241,029 for option payment, geological, staking, office and other expenses during the 9 months ended September 30, 2008. See point 2 above regarding other acquisitions.

5. US$500,000 is due to MQ by July 2008. The Company exercised its rights to make the first anniversary payment in shares and issued 153,295 common shares at $1.66 per share to MQ in March 2008 for 50% of the portion due. The remaining US$250,000 was paid on July 5, 2008, by issuing 172,534 common shares at $1.48 per share.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  As at September 30, 2008, the Company’s share capital was $15,062,315 (December 31, 2007 - $12,252,817) representing 27,141,752 common shares issued and outstanding (December 31, 2007 – 24,343,507 common shares).

1,000,000 shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007. Under all three escrow agreements, 10% of the escrowed common shares will be released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 2,016,340 shares have been released as of September 30, 2008, leaving a balance of 3,024,510 shares held in escrow.

379,000 shares were placed in escrow in accordance with an escrow agreement dated July 5, 2007.  Under this escrow agreement, 49% of these escrowed common shares will be released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 250,140 shares have been released as of September 30, 2008, leaving a balance of 128,860 shares held in escrow.

The total number of shares held in escrow at September 30, 2008 was 3,153,370.

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.  During the nine months ended September 30, 2008, 75,000 options were granted to a consultant to assist the Company in filing its form 20-F with the SEC at an exercise price of $1.60 per share, expiring on January 15, 2013; 620,000 options were granted to directors, officers and consultants at an exercise price of $1.40 per share, expiring on June 17, 2013; and 300,000 options were granted to a director and a consultant at an exercise price of $1.35 per share, expiring on September 5, 2013.

During the nine months ended September 30, 2008, 45,000 options at $0.50 per share were exercised. A fair value of $8,542 was recognized on those exercised options.  As at September 30, 2008, the Company had a total of 2,650,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and September 5, 2013.

During the nine months ended September 30, 2008, 1,652,150 warrants were exercised at prices ranging from $0.55 to $1.00.  As at September 30, 2008, the Company had 1,250,000 warrants at $1.50 with an expiry date of June 21, 2009, 1,275 warrants at $0.55 with an expiry date of July 5, 2009 and 4,936,307 warrants at $1.00 with an expiry date of July 5, 2009 outstanding.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2.0 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement that releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 27,141,752 common shares issued and outstanding and 37,979,334 common shares outstanding on a diluted basis.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended September 30, 2008, the Company:

a. incurred an expense of $4,750 (nine months ended October 31, 2007 = $4,500) for rent to a private company controlled by a director of the Company.

b. incurred an expense of $103,500 (nine months ended October 31, 2007 = $26,000) for management and accounting services to a private company controlled by a director of the Company.

c. capitalized $Nil (nine months ended October 31, 2007 = $8,500) for costs incurred as part of the completion of the QT to a private company controlled by a director.

As at September 30, 2008, a total of $18,242 (December 31, 2007 = $16,718) was owed to a director, an officer and a private company controlled by a director of the Company for expense reimbursements and fees.

Change in Accounting Policy

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

a. Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

b. Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

c. Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d) Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet that will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies.  At this time, the impact of adopting IFRS cannot be reasonably quantified.  During 2008, the Company will continue to evaluate the impact of IFRS on the Company, including the early adoption of IFRS for the year ending December 31, 2010. The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the January 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated.  he Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons.  he Company does not currently maintain insurance against political or environmental risks.  hould any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities. Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties.  Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales.  The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks. The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company.  The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars.  Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations. The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments.  The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign

Countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Internal Controls Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements.  Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company.  If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.